EXHIBIT 99

EU Taxonomy

Regulation EU 852/2020 of the European Parliament and of the Council enacted in 2020 has established a classification system of economic activities based on criteria of environmental sustainability for the purposes of channeling productive investments.

An economic activity  is environmentally sustainable where that economic activity:

i) contributes substantially to one or more of the environmental objectives of the EU;

ii) does not significantly harm any of the environmental objectives;

iii) is carried out in compliance with the minimum safeguards foreseen by the Regulation, which are procedures implemented by an undertaking that is carrying out an economic activity to ensure a responsible business conduct.

Eni has verified the eligibility of the economic activities conducted by the Group in relation to the EU sustainability objectives regulated by the Commission, through alignment with the Delegated Acts:

 • for the objectives of climate change mitigation and adaptation to climate change, the "Climate Delegated Act" (EU Delegated Regulation 2021/2139, structured into two annexes), supplemented by the Complementary Delegated Act (EU Regulation 2022/1214), which governs the production of electricity from nuclear and gas;

 • for the objectives: i) sustainable use and protection of water and marine resources; ii) transition to a circular economy; iii) prevention and reduction of pollution; iv) protection and restoration of biodiversity and ecosystems, the "Environmental Delegated Act" (EU Delegated Regulation 2023/2486, including four annexes).

As the next step, the Group evaluated the degree of alignment of its economic activities with the objectives of the Taxonomy through the verification of compliance with the "Technical Screening Criteria – TSC," which are the performance conditions for an economic activity to make a substantial contribution to the objective and respect the "do no significant harm" principle to other objectives. Furthermore, for each activity, compliance with the safeguard clause was verified. The Group's economic activities capable of making a substantial contribution to the climate change mitigation objective were identified. The Group does not produce products or services for climate change adaptation, while activities contributing to environmental objectives, in consideration of the limited number of eligible activities and the selectivity of the TSC, are minimal, in the Eni consolidated financial statement.

Based on the reporting criteria established by the Commission through Delegated Act EU 2021/2178, the key performance indicators (KPIs) of Eni's activities aligned with the Taxonomy for 2024 and the corresponding comparison period were calculated.

REPORTING OBLIGATIONS AND BASIS OF PRESENTATION

With Delegated Regulation (EU) 2021/2178, the Commission defined the content and the presentation methods for the three performance indicators ("KPIs") related to the share of revenues, operating costs ("opex"), and investments ("capex") associated with economic activities aligned with the total of these three items at the consolidated financial statement level, as well as the commentary information and the reporting templates.

KPIs of non-financial undertakings

EUROPEAN TAXONOMY: SUMMARY TEMPLATE FOR THE KPI OF NON-FINANCIAL UNDERTAKINGS

ENI GROUP - YEAR 2024	TURNOVER		CAPEX		OPEX
	Absolute amount in € mln	proportion %	Absolute amount in € mln	proportion %	Absolute amount in € mln	proportion %
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. ENVIRONMENTALLY SUSTAINABLE ACTIVITIES (TAXONOMY-ALIGNED)	812	0.9%	1,222	7.9%	282	6.5%
A.2. TAXONOMY-ELIGIBLE BUT NOT ENVIRONMENTALLY SUSTAINABLE ACTIVITIES (NOT TAXONOMY-ALIGNED ACTIVITIES)	4,601	5.2%	419	2.7%	403	9.4%
TOTAL A.1 + A.2	5,413	6.1%	1,641	10.6%	685	15.9%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES	83,384	93.9%	13,861	89.4%	3,624	84.1%
TOTAL A+B	88,797	100.0%	15,502	100.0%	4,309	100.0%

SUMMARY TABLE OF TAXONOMY KPI 2024 – 2023

	Turnover		Capex		Opex
(€ mln)	2024	2023	2024	2023	2024	2023
3.17 Manufacture of plastics in primary form	230	59	4	745	38	5
4.1 Electricity generation using solar photovoltaic technology	80	192	529	606	28	86
4.3 Electricity generation (wind)	159	168	48	138	46	25
4.8 Electricity generation from bioenergy	40	35	7	2	10	8
4.10 Storage of electricity	1		98	23	1
4.13 Manufacture of biogas and biofuels for use in transport and of bioliquids	297	660	300	224	157	64
5.12 Underground permanent geological storage of CO2			146	145
6.15 Infrastructure enabling low carbon road transport and public transport			82	121
Other	5	5	8	8	2	2
Total aligned	812	1,119	1,222	2,012	282	190
Consolidated	88,797	93,717	15,502	13,665	4,309	3,979
Taxonomy KPI	0.9%	1.2%	7.9%	14.7%	6.5%	4.8%

1. Content of KPIs

1.1. Specification of key performance indicators (KPIs)

1.1.1. KPI related to turnover (turnover KPI)

Eni Group’s consolidated financial statements are prepared in accordance with the International Financial Reporting Standards “IFRS” as adopted by Commission Regulation (EC) 1126/2008.

In compliance with that, the Group turnover and the turnover relating to Taxonomy-aligned economic activities and to Taxonomy-eligible economic activities (not Taxonomy-Aligned activities) have been recognized pursuant to International Accounting Standard (IAS) 1, paragraph 82 a).

The 6.1% share of eligible and aligned turnover is calculated as the part of turnover derived from eligible or aligned economic activities (numerator) divided by total turnover (denominator).

Eligible and aligned economic activities are described under paragraph 1.2.2. The denominator comprises the Sales from operations (Revenues) line from the Consolidated Statement of Income. A reconciliation is provided below:

TURNOVER

	Aligned	Eligible	Total
(mln €)	activities	activities	Group
Revenues from contracts with customers	812	4,601	88,797

The proportion of turnover referred to in Article 8(2), point (a), of Regulation (EU) 2020/852 “turnover KPI” is calculated as the part of the turnover derived from products or services associated with Taxonomy-aligned economic activities (numerator), divided by the Group total turnover (denominator).

The Group turnover and the turnover of eligible and aligned economic activities are recognized net of the effects of commodity derivatives activated to manage the Group’s exposure to movements in the prices of energy commodities, which qualify and are designated as cash flow hedges due to the efficacy of the relationship between the instrument and the hedged item, whereby a cash flow is either paid or received at the delivery of the underlying commodity. The mark-to-market of cash flow hedges relating to a forecast transaction are taken to other comprehensive income.

Other commodity derivatives utilized by the Group to manage exposure to the commodity risks, which lack the requirements to be recognized in accordance with the own use exemption or to be qualified as hedges in accordance with IFRS, are marked to market with gains or losses recognized through profit and loss in a separate line item from revenues. Such line item comprises the ineffective portion of cash flow hedges.

1.1.2. KPI related to capital expenditure (CapEx) (CapEx KPI)

Capital expenditure “CapEx” of the Eni Group’s and the “CapEx” relating to eligible economic activities and to aligned economic activities cover costs that are accounted based on:

(a) IAS 16 Property, Plant and Equipment, paragraphs 73, e), point i) and point iii);

(b) IAS 38 Intangible Assets, paragraph 118, e), point i);

(c ) IFRS 16 Leases, paragraph 53, point h).

CapEx also covers additions to tangible and intangible assets resulting from business combinations.

The Group does not engage in economic activities that are recognized in accordance with IAS 40 and IAS 41.

The 10.6% share of CapEx of eligible and aligned economic activities is calculated as the part of CapEx derived from eligible or aligned economic activities (numerator) divided by total Group CapEx (denominator). Eligible and aligned economic activities are described under paragraph 1.2.2. The denominator comprises additions recognized in the financial year to the following line items of the Group’s assets reported in the Group statement of financial positions at December 31, 2024: “Property, plant and equipment”, “Intangible assets” and “Right of Use” as disclosed under footnotes no. 12, 13 and 14 to the Group consolidated financial statements, as well as the portion of purchase price allocated to PP&E and intangible assets with definite useful lives as part of the business combinations closed in the financial year.

Costs incurred to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among additions to PP&E and are included in the denominator and, when applicable, in the numerator of the CapEx KPI.

A reconciliation is provided below:

CAPEX

	Aligned	Eligible	Total
(mln €)	activities	activities	Group
Additions to tangibles and intangibles assets	980	388	8,485
Goodwill purchased			33
Additions to rights to use leased assets	11	13	2,114
Acquisitions/Change in the scope of consolidation	116		2,731
Other investment	115	18	2,172
Less
Goodwill purchased			(33)
Total Capex	1,222	419	15,502

The proportion of CapEx referred to in Article 8(2), point (b), of Regulation (EU) 2020/852 “CapEx KPI” is calculated as the part of CapEx relating to aligned economic activities (numerator) divided by the Group total CapEx (denominator) as specified in points 1.1.2.1. and 1.1.2.2. of Annex I to Commission Delegated Regulation (Eu) 2021/2178.

1.1.3. KPI related to operating expenditure (OpEx) (OpEx KPI)

The 15.9% share of eligible and aligned operating expenditure “OpEx” is calculated as the part of OpEx relating to eligible or aligned economic activities (numerator) divided by the Group total Opex (denominator). Eligible and aligned economic activities are described under paragraph 1.2.2. A reconciliation is provided below:

OPEX

	Aligned	Eligible	Total
(mln €)	activities	activities	Group
Costs of R&D expensed through profit and loss	12	36	178
Operating expenses	270	367	4,131
Total Opex	282	403	4,309

The proportion of OpEx referred to in Article 8(2), point (b), of Regulation (EU) 2020/852 “OpEx KPI” is calculated as the Opex of aligned economic activities (numerator) divided by the Group total OpEX denominator as specified in points 1.1.3.1. and 1.1.3.2. of Annex I to Commission Delegated Regulation (Eu) 2021/2178.

1.2. Specification of disclosures accompanying the KPIs of non-financial undertakings

1.2.1. Accounting policy

Economic and financial data relating to Eni’s eligible and aligned economic activities for calculating the Taxonomy’s KPIs and proportion of eligible turnover, capex and opex, have been extracted from the Group accounting systems, the general ledger and the management accounting systems, which are used to prepare the separate financial statements of each consolidated subsidiary undertakings, mostly of which are in accordance with IFRS. Data extracted from separate financial statements are adjusted to align with the IFRS utilized in the preparation of the Group consolidated financial statements and for the consolidation transactions (intercompany sales and purchases, elimination of unrealized profit, etc.) to calculate Eni’s Taxonomy KPIs and the eligible turnover, capex and opex proportion.

Therefore, data of turnover, OpEx and CapEx relating to Eni Group’s  aligned and eligible economic activities utilized in calculating the Taxonomy KPIs and the proportion of eligible activities are the same the Group used in preparing the consolidated financial statements.

In the case of mono-business consolidated subsidiary undertakings performing a given eligible activity, relevant economic and financial data for the calculation of the Group eligible proportions have been extracted from the general ledger and the financial accounting to retrieve amounts of revenues, operating expenditures, additions to property, plant and equipment (PP&E) and intangible assets, additions to the right-of-use and additions to PP&E and intangibles resulting from business combinations. In case of multi-business subsidiary undertakings, relevant data for calculating the Group eligible proportions have been derived also from the systems of managerial accounting that splits the accounts of the financial system and allocates revenues and cost amounts to different reporting objects: profit centers which correspond to business units, product lines which can share common costs, plants, capital projects, cost centers, etcetera, to support management’s understanding of the drivers of the financial performance and cost control.

Such structure of accounting flows, which is employed in preparing the Group consolidated financial statements, ensure that turnover, OpEx and CapEx are recognized by the economic activity where the underlying transactions occur, by this way avoiding double counting. This is explained by evidence that amounts recognized or allocated by the managerial accounting system are reconciled with the accounting system and the general ledger. Common costs are apportioned to different reporting objectives and economic activities based on disaggregation criteria that reflect how common inputs are absorbed.

Operating costs of Eni Group’s companies to define the proportion of the opex of aligned and eligible activities to the Group total were determined on the basis of the managerial accounting system and Eni’s control model of fixed costs which, starting from accounting data relating to purchases of goods and materials, services, labour costs and other charges, excludes raw materials costs, industrial plant variable costs and costs of products for resale and aggregates the remaining cost items in relation to the different measurement and control stages in the manufacturing/sale process:

• fixed industrial costs which include the labor costs for personnel involved in the maintenance, operation and servicing of industrial plants, third-party services (mainly maintenance contracted to third parties), general plant costs, consumables (spare parts) and include energy efficiency actions at buildings and other properties, as well as the purchase of outputs from aligned activities to achieve CO2 emission reductions;

• non-capitalised research & development costs;

• commercial & marketing fixed costs;

• general and administrative costs.

For the purposes of reporting obligations, management has identified industrial fixed costs and non-capitalised R&D costs as the aggregate “opex” operating expenses corresponding to the definition of the denominator adopted by the Delegated Regulation on reporting.

In line with the provisions, the opex incurred to purchase enabling products or in relation to enabling manufacturing processes have been claimed by the economic activities carried out by Eni in compliance with Art. 16 of the Taxonomy Regulation so that do not lead to a lock-in of assets that undermine long-term environmental goals, considering their economic lives. In this context, the opex incurred by the E&P sector to increase energy efficiency/reduce CO2 emissions at oil & gas plants were excluded. This principle has also been applied to capex.

1.2.2. Assessment of compliance with Regulation (EU) 2020/852

1.2.2.1. Information on assessment of compliance with Regulation (EU) 2020/852

Eni’s eligible activities for purpose of assessing their substantial contribution to the objective of climate change mitigation are:

3.14 manufacture of organic basic chemicals: production of monomers and other basic chemicals;

3.17 manufacture of plastics in primary form: production of polyethylene and styrene’s obtained by processing monomers and production of resins and plastics from renewable feedstock;

4.1 electricity generation using solar photovoltaic technology: photovoltaic installations are managed by the Group subsidiary Plenitude and are located mainly in Italy, Spain, USA, Australia, Kazakhstan and France;

4.3 electricity generation from wind power: the production is obtained from onshore windmills that are managed by the Group subsidiary Plenitude and are located mainly in Italy, Spain, Kazakhstan;

4.8 electricity generation from bioenergy: production of electricity in installations with a total rated thermal input below 2 MW and using gaseous biomass fuels;

4.10 development of energy storage facilities in Italy and the United States;

4.13 manufacture of biogas and biofuels for use in transport and of bioliquids: production of biofuels by means of hydrogenating bio-feedstock or waste organic materials. The manufactured product is a hydrogenated vegetable oil (HVO) that can be used as pure fuel or blended with fossil fuels to obtain a reduction in emitted CO2 from combustion. This activity is performed at the biorefinery of Gela (Sicily) and Venice with total production capacity of 1.1 mln tons/y;

4.20 cogeneration of heat/cool and power from bioenergy: production of steam and electricity by means of cogeneration, utilizing forestry biomass at the Crescentino plant (Italy);

5.3-5.4 construction, extension and operation of wastewater collection, treatment and supply systems and renewal of wastewater collection, treatment and supply system;

5.7-5.8 anaerobic digestion of bio-waste: anaerobic digestion, biogas production and subsequent cogeneration for electricity production, as well as compost, at the Po’ Energia Srl plant from organic fraction coming from the separate collection of municipal waste, as well as production of compost. Those activities are also eligible for the objective of circular economy (2.5 recovery of organic waste through anaerobic digestion or composting);

5.12 underground permanent geological storage of CO2: this activity leverages depleted reservoirs operated by Eni. The main ongoing projects are the HyNet hub in UK to upgrade Eni’s depleted reservoirs in the Liverpool bay to permanently store CO2 emitted by local businesses in hard-to-abate industries and the Ravenna hub, off Italy;

6.5 transport by motorbikes, cars and light commercial vehicles: Enjoy rental service based on the “free floating” model with collection and release of the vehicle at any point within the area covered by the service. The fleet consists of internal combustion, hybrid and electric vehicles;

6.15 infrastructure enabling low carbon road transport and public transport: this activity comprises construction, maintenance, and operations of electric charging points for EV, and is performed by Eni’s subsidiary Plenitude.

The above-mentioned activities are also eligible for the objective of climate change adaptation. However, the Group does not engage in economic activities that manufacture productions and solutions for climate change adaptation. Therefore, the objective of climate change adaptation has been assessed as far as necessary to verify that each of Eni’s eligible economic activities does not significantly harm any of the objectives of the Taxonomy, in compliance with art. 3 of regulation (UE) 2020/852.

Group economic activities eligible for the environmental objectives of DA 2023/2486 are immaterial.

As a result of the verification of the TSC for each eligible economic activity, Eni has assessed, as of the reference date of this Annual Financial Report, including the CSRD statement, that the following activities are aligned with the Taxonomy as they make a substantial contribution to achieving the climate change mitigation objective and that are in compliance with the DNSH criteria.

3.17. Manufacture of plastics in primary form

The economic activity includes: i) production of resins, especially biodegradable and compostable polyesters and copolyesters, derived in whole or in part from renewable raw materials; ii) production of biodegradable and compostable plastics, i.e., blends of resins derived in whole or in part from renewable raw materials. These production lines belong to Novamont, whose control was acquired in the fourth quarter of 2023.

The economic activity "Manufacture of plastics in primary form " is a transitional activity as of Article 10, paragraph 2, of Regulation (EU) 2020/852 if it meets the technical screening criteria described at the point 3.17 of Regulation (EU) 2021/2139.

Substantial contribution to climate change mitigation

For the assessment of substantial contribution to climate change mitigation, criterion c) related to activity 3.17 as stated in EU Regulation 2021/2139 was applied, as follows:

c) derived in whole or in part from renewable raw materials, and the greenhouse gas emissions over their life cycle are lower than the greenhouse gas emissions in the life cycle of equivalent primary form plastics manufactured from fossil fuels. Greenhouse gas emissions over the life cycle are calculated using Recommendation 2013/179/EU or, alternatively, ISO 14067:2018 or ISO 14064-1:2018. Greenhouse gas emissions quantified over the life cycle are verified by an independent third party. Agricultural biomass used for manufacturing of plastics in primary form meets the criteria of Article 29, paragraphs 2 to 5, of Directive (EU) 2018/2001. Forest biomass used for manufacturing of plastics in primary form meets the criteria of Article 29, paragraphs 6 to 7, of the same directive.

In this context, chemicals derived from hydrocarbons were identified as equivalent to resins and plastics derived in whole or in part from renewable raw materials. These equivalent chemicals were identified considering chemical equivalence in terms of composition and equivalence in the chemical family.. For both product lines, the hydrocarbon-derived equivalent is PBAT. Subsequently, emissions from Novamont's activity and the hydrocarbon equivalent were calculated based on the Life Cycle Thinking methodology, which includes all stages of their respective supply chains (procurement, processing, transportation, and disposal). This analysis confirmed compliance with the stated criterion "c" of the Taxonomy.

Do No Significant Harm ("DNSH")

Climate change adaptation

The Group has performed a risk assessment of the exposure of all aligned activities to acute and chronic weather events as required by Appendix "A" to the Climate Delegated Regulation based on the Company’s methodology described herein.

The management has assessed the risk of exposure of the Group’s assets to climate-related acute and chronic hazards, following the guidelines of Appendix A to the Climate Delegated Regulation, setting generic criteria for DNSH to climate change adaptation.

The Group has put in place management control systems and procedures to identify, evaluate and mitigate physical climate risks, which the Company defines as the risk that potential perspective changes in meteorological patterns, extreme weather phenomena and gradual changes in weather conditions and in the physical environment linked to climate change may adversely and significantly affect assets’ future performance, safety of operations and future expected cash flows, so to significantly harm the objective of climate change adaptation.

The management regularly reviews the exposure of the Group’s assets to the acute and chronic climate-related hazards described in the above-mentioned Appendix A and other natural hazards based on a proprietary methodology to identify physical climate risks over a long-term horizon. The purpose of this risk assessment is to define and execute mitigation plans designated to adapt the Group assets to current or expected risks, considering the already existing barriers at each Company’s asset. This assessment considers various timing horizons based on assets’ useful lives (about thirty years for solar installation, wind mills and biorefineries, whereas recharging points for EV have seven years of useful live).

Eni’s assessment methodology of assets’ exposure to natural hazards features the following steps:

• it utilizes input data furnished by an external provider, which has elaborated detailed geographic maps of prospective climate-related risks ensuring a full coverage of onshore and offshore areas where Eni’s assets are located. Thoseclimate maps combine the most updated climate forecast models, also incorporating historical weather patterns, to provide expected quantitative trends in the evolution of climate-related events (like expected number of days with temperatures above or below historical averages, wind strength, rain intensity,etcetera);

• it develops a stress test of the current asset portfolio, without limiting to assets’ residual useful lives, to evaluate the potential, perspective exposure to climate-related risks till 2050;

• it is performed yearly, and it will undergo continuous improvement based on the experience that will be accumulated over time, as well as the evolution in the framework on how to identify and measure climate-related risks;

• it utilizes the IPCC SSP5 -  8.5 scenario to project the expected future climate-related trends and hazards in each geographical maps;

• it utilizes the geographic coordinates of each Company’s asset (longitude and latitude) to locate it in a given quadrant (each with an area of one square kilometer) as defined by the external provider to recognize the climate-related risks, which each asset is potentially exposed to over a thirty-year horizon based on the adopted climate scenario;

• it considers in the risk-evaluating process also third-party assets and assets of the supply chain, where relevant to a full understanding of the risks which each Eni’s asset is exposed to.

Once climate-related hazards have been identified and classified, the management evaluates each asset’s existing barriers or factors both physical ones (structural characteristics of an asset design, materials used in its construction, distance from the sources of possible hazards, containment walls, hydraulic barriers, etc.) and systems and procedures (early warning systems, procedures to put in safety plants and equipment, existence of monitoring and verification plans, etc.).

The outcome of that review informs the management of the residual riskand:

• in case of chronic climate-related hazards, monitoring activities are designed, planned, and carried out leading to the possible implementation and follow-up of remediation measures;

• in case of acute climate-related hazards, asset integrity process is activated which can lead to the definition and activation of an adaptation plan.

Based on the assessment of this activity’s exposure to climate-related hazards following the methodology and procedures described herein, the management has concluded that the Company’s assets are not exposed to any significant physical climate risk considering the facilities residual useful lives and assets features and barriers. Therefore, this activity does not significantly harm the objective of climate change adaptation.

No violations of the DNSH principle were found in relation to the other environmental objectives.

4.1. Electricity generation using solar photovoltaic technology

Substantial contribution to climate change mitigation

The activity generates electricity using solar PV technology.

Do no significant harm (“DNSH”)

Climate change adaptation

The Group has performed a risk assessment of the activity’s exposure to chronic and acute climate-related hazards based on the methodology described under paragraph 3.17 and has concluded that this activity is adapted to climate change.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

4.3. Electricity generation from wind power

Substantial contribution to climate change mitigation

The activity generates electricity from wind power.

Do no significant harm (“DNSH”)

Climate change adaptation

The Group has performed a risk assessment of the activity’s exposure to chronic and acute climate-related hazards based on the methodology described under paragraph 3.17 and has concluded that this activity is adapted to climate change.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

4.8. Electricity generation from bioenergy

Substantial contribution to climate change mitigation

Eni’s activity comprises electricity generation installations each with a total rated thermal input below 2 MW, which are using gaseous biomass fuels. The installations are located in Italy.

Do no significant harm (“DNSH”)

Climate change adaptation

The Group has performed a risk assessment of the activity’s exposure to chronic and acute climate-related hazards based on the methodology described under paragraph 3.17 and has concluded that this activity is adapted to climate change.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

4.10 Storage of electricity

Substantial contribution to climate change mitigation

The activity consists of the construction and operation of electricity storage including pumped hydropower storage.

Do no significant harm (“DNSH”)

Climate change adaptation

The Group has performed a risk assessment of the activity’s exposure to chronic and acute climate-related hazards based on the methodology described under paragraph 3.17 and has concluded that this activity is adapted to climate change.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

4.13. Manufacture of biogas and biofuels for use in transport and of bioliquids

The activity consists in manufacturing HVO for use in transport. The activity is performed at the biorefineries of Gela (Sicily) and Venice.

Substantial contribution to climate change mitigation

Each batch of HVO manufactured in 2024 has been reviewed to assess the substantial contribution to climate change mitigation. Volumes of HVO manufactured using food and feed crops as feedstock have been excluded from the KPI, as well as those produced using agricultural biomass that does not comply with the criteria laid down in Article 29, paragraphs 2 to 5, of Directive (EU) 2018/2001.

The greenhouse gas emission savings from the HVO volumes manufactured from sustainable feedstock have been measured by applying the GHG saving methodology and the relative fossil fuel comparator set out in Annex V to Directive (EU) 2018/2001.

The saving has been calculated for each kind of biomass used as feedstock. Based on the outcome of this review, 95% of the volumes  marketed to third parties at the Gela biorefinery have been assessed to contribute substantially to climate change mitigation.

The activity turnover, OpEx, and Capex have apportioned to the relevant KPIs in proportion to the percentage of environmentally sustainable manufactured volumes of HVO.

Pollution prevention and control

In the installation of electric charging points, the Company limits waste generation in processes related construction and demolition, in accordance with the EU Construction and Demolition Waste Management Protocol and taking into account best available techniques and using selective demolition to enable removal and safe handling of hazardous substances and facilitate reuse and high-quality recycling by selective removal of materials, using available sorting systems for construction and demolition waste.

Measures are taken to reduce noise, dust and pollutant emissions during construction or maintenance works, such as for example:

1. utilization of equipment with low environmental impact, which reduces noise, dust and pollutant emissions compare to traditional equipment;

2. limiting working hours by scheduling, when and where possible, construction or maintenance activities during the hours when there is less traffic to limit the impact on surrounding activities.

Other objectives

No violations of the DNSH principle were found in relation to the other objectives.

1.2.2.2. Contribution to multiple objectives

Not applicable.

1.2.2.3. Disaggregation of KPIs

In the activity 4.13 manufacture of biofuels for use in transport, the biorefinery of Gela is a common facility for both the production of Taxonomy-aligned biofuels and for Taxonomy-eligible biofuels. The facility common costs have been apportioned to each activity in proportion to the manufactured volumes of biofuels.

The management believes that such disaggregation is based on criteria that are appropriate for the production process being implemented and reflects the technical specificities of that process.

1.2.3. Contextual information

1.2.3.1. Contextual information about turnover KPI

The amounts that sum up the numerator of the turnover KPI have derived from contracts with customers and were recognized based on IFRS 15. The total amount of the numerator was €812 million and the break-down is as follows:

• €80 million from the sale of electricity generated by the Group’s PV installations;

• €159 million from the sale of electricity generated by the Group’s windmills;

• €40 million from the sale of electricity generated by installations using gaseous biomass fuels;

• €297 million from the sale of biofuels (HVO) in reduction of €363 million compared to 2023 due to an unfavorable scenario for biofuels;

• €230 million from the sale of plastics in primary form.

1.2.3.2. Contextual information about CapEx KPI

The numerator of the CapEX KPI amounted to €1,222 million and comprised:

• €529 million related to the activity of electricity generation using solar photovoltaic technology, including: i) €405 million in asset increases for progress in the construction program, of which €314 million is related to the new installed capacity in 2024 for 408 MW and €91 million for ready-to-build plants with capacity within the 2025-2028 plan period; and ii) €124 million in acquisitions, of which €72 million pertains to third-party facilities acquired during the fiscal year, resulting in an operational capacity of 105 MW, and €52 million for ready-to-build facilities with planned capacity in operation in the 2025-2028 timeframe;

• €48 million related to the activity of production of electricity from wind energy related to asset increases for progress in the construction program, including €7 million for new capacity installed in 2024 for 10 MW, and €41 million for ready-to-build plants within the 2025-2028 plan period;

• €300 million related to the activity of production of biofuels, relating to the increase in Property, Plant, and Equipment (PP&E), at the biorefineries in Venice and Gela, with €28 million for Venice and €72 million for Gela. Cost incurred for €153 million were capitalized as part of the conversion project of oil-based Livorno refinery into a biorefinery. Regarding Venice, various projects are underway for upgrading the biorefinery, with the main ones involving the establishment of a new section (degumming) in the biomass treatment unit to enhance the processing of more complex feedstocks; the upgrading of Ecofining and the construction of the Steam Reformer plant, which will enable the production of Biojet and increase capacity to a total of 600 kton/year.

Regarding Gela, the main projects involved the upgrading of the biomass treatment unit (BTU) to enhance the processing of more complex feedstocks, the completion of which, in terms of assets, will be finalized by 2025. These biorefinery projects are part of Eni's industrial investment plan for the '25-'28 four-year period, approved by the Board of Directors on February 26, 2025, and they represent some of the drivers that the Group has activated to achieve the goal of reaching a capacity of over 3 million tons/year by 2028.

• €146 million relating to the activity of underground permanent storage of CO2, fully consisting of additions to intangible assets as part of an ongoing project to build and operate the Hynet and Bacton storage hub in UK and a pilot project to develop a CO2 storage hub off Ravenna, Italy. Both projects have been included in the Group four-year capital budget that was approved by the Board of Directors on February 26, 2025. Total capital expenditures for the Hynet project are estimated at €327 million in the four-year plan, expected in the second half of the decade when the first volume of CO2 is forecast to be injected in the depleted reservoirs operated by Eni, offshore the Liverpool Bay, while the Bacton project involves a planned expenditure of €31 million, with the first CO2 injection scheduled by 2030. The expected expenditures for the Italian hub amount to €34 million in the four-year plan, with expected startup by 2030 after an experimental period in the course of 2024 at industrial scale within the term of five years;

• €82 million relating to the activity of installing recharging points for EV, allocated to increases in PP&E by €79 million and intangible assets by €3 million, within the framework of the charging network expansion plan with the installation of approximately 2.3 thousand new charging stations under the Plenitude brand in 2024;

• €98 million related to storage activities, mainly for the completion of the storage project in the USA, Guajillo (199 MW).

1.2.3.3. Contextual information about the OpEx KPI

The numerator of the OpEx KPI comprises €282 million of expenses that mainly related to maintenance and repair, and other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment by the Eni or third party to whom activities are outsourced that were necessary to ensure the continued and effective functioning of such assets. The breakdown related to the main activities is as follows:

• €28 million incurred in the production of electricity from photovoltaic plants, related to maintenance and other daily operating expenses (inspections, cleaning, and others);

• €46 million incurred in the production of electricity from wind plants, related to maintenance and other daily operating expenses (inspections, cleaning, and others);

• €157 million incurred in the production of biofuels, related to maintenance and other daily operating expenses (inspections, cleaning, and others).

Compliance with the Minimum Safeguards (Ms) - Article 3 “c” of the EU Taxonomy Regulation

The criteria for the eco-sustainability of economic activities outlined in article 3 of the Taxonomy Regulation call for respecting minimum safeguards when conducting business (referred to in paragraph “c”). The rule under Article 18 identifies the MS with the procedures implemented by a company to ensure that business conduct complies with the OECD Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights. Compliance with the MS includes the principles and rights set out in the eight core conventions identified in the International Labour Organisation’s Declaration on Fundamental Principles and Rights at Work and in the International Bill of Human Rights.

When companies implement these procedures, they must also comply with the “do no significant harm” principle outlined in Article 2, paragraph 17 of Regulation (EU) 2019/2088, the Sustainable Finance Disclosure Regulation (SFDR). The SFDR requires financial market participants to assess the ESG risk of the investments within the financial products they intend to offer investors, measuring the ESG performance of the investee companies against a predefined set of key impact indicators in critical “principal adverse impact” areas. Five of these indicators have a social nature: (i) violations of the UN Global Compact principles and the OECD Guidelines for Multinational Enterprises; (ii) lack of processes and compliance mechanisms to monitor compliance with the previous point’s principles; (iii) unadjusted gender pay gap; (iv) Board gender diversity; and (v) exposure to controversial weapons. The definition of sustainable investment in article 2 (17) of the SFDR states that an investment is sustainable if it contributes to broadly defined environmental or social objectives, provided that it does not harm any of these objectives. Thus, Eni assumes that in complying with the SFDR principle “do no significant harm”, it is understood to refer to the five social impact indicators described above, four of which are included in Eni’s human rights due diligence processes. Regarding the fifth, Eni confirms that it does not have any exposure to controversial weapons.

The OECD Guidelines for Multinational Enterprises are principles for responsible business conduct related to eight business areas:

• three relate to the issues of human rights (human rights, consumer protection, employment and industrial relations);

• Anti-Corruption;

• fair competition;

• taxation.

Finally, environmental protection is treated by the sustainability performance criteria set article 3 of the Taxonomy Regulation, while science/technology are out of the scope.

The ILO’s eight labor conventions are comprised in the wider issue of respect for human rights.

Observance of the fundamental principles of human rights contained in the International Bill of Human Rights (Universal Declaration of Human Rights, International Covenant on Civil and Political Rights and International Covenant on Economic Social and Cultural Rights) is ensured by Eni’s compliance with the Italian Constitution and rules intended to implement it, which embody human rights principles. As a company incorporated in Italy, Eni is obliged to observe them.

Compliance with the safeguard clause is based on establishing and maintaining adequate company due diligence processes and company’s management systems in the following areas:

• human rights;

• Anti-corruption;

• compliance with competition law;

• business taxation.

Furthermore, evidence of compliance with the MS is given by absence of legal proceedings against each of the Group companies or members of its top management for violations of national or international laws relating to such matters that have resulted in final convictions; or the absence of complaints or reports of alleged human rights violations submitted by individual stakeholders or groups of stakeholders to an OECD National Contact Point or to the Business and Human Rights Resource Centre, in the wake of which the Company has not demonstrated concrete commitment to addressing and managing the report, failing to cooperate in its resolution and/or to adopt a remediation plan in the event it is responsible for causing and/or contributing to the negative impact of the complaint.

Eni’s due diligence systems:

• ANTI-CORRUPTION. Within the context of the Company’s zero tolerance for corruption, Eni has adopted a controlled environment that includes processes and controls designed to minimize the risk of behavior or transactions that could lead to willful or negligent acts of corruption. This aims to ensure constant and strict compliance of Eni’s employees, contractors and other individuals working or acting on behalf of Eni with the anti-corruption laws in force in the countries where the Company operates. This system also applies to money laundering. The control environment is based on values the organization shares, starting with top management. It includes establishing a code of ethics inspired by the principles of transparency, honesty, fairness, and good faith in conducting business, adherence to the UN Ten Principles of Corporate Responsibility, participation in the Global Compact and personnel training on ethical issues. The processes and controls are designed to ensure accurate and transparent recording of corporate transactions, assessment of economic counterparties in significant transactions (acquisitions/divestment of subsidiaries, shareholdings and assets, mining rights, business combinations, etc.), involvement of certain types of counterparties (business associates, joint venture partners, brokers) or in areas (trading, non-profit initiatives, sponsorships) exposed to corruption risks, as well as compliance of business conduct with internal rules under all circumstances where a breach of the code of ethics might be possible, to prevent any form of corruption in managing the business. An integral part of Eni’s DD on Anti-Corruption is establishing and maintaining a whistleblowing mechanism even for managing anonymous reports received by the Company through a well-identified and recognizable channel of alleged violations of anti-corruption and money laundering regulations (this mechanism also applies to the DD on Human Rights). In 2024, neither the Company nor members of senior management were party to criminal proceedings for violating anti-corruption regulations that resulted in a final verdict of conviction. Please refer to the notes to the consolidated financial statements for more information on the status of the Group’s legal proceedings.

• TAXATION. Eni has adopted a due diligence system for managing relations with the tax authorities of the countries in which it operates. The aim is to minimize the risk that business operations violate applicable tax regulations. The Company’s tax guidelines provide for the payment of taxes in the countries where operations take place according to the merit as well as the letter of local rules and rejects aggressive tax policy choices, including delocalization of economic activities to so-called tax havens. The Company has a Tax Control Framework, i.e. a specific tax risk control system. Management is responsible for verifying consistency between tax management choices and the Board-approved strategy. The control environment and processes/procedures are designed to mitigate the risk of violations which could trigger significant financial or reputational impact (tax risk). In 2024, no Group company was party to any tax dispute for violations of tax rules or tax fraud resulting in a final verdict of conviction. For more information on the status of the Group’s tax litigation, please refer to the notes to the consolidated financial statements. These disputes relate to the technical interpretation of local tax regulations, which are often very complex. They are managed with a view to reconciliation.

• FAIR COMPETITION. Eni has set up a controlled environment and a set of procedures and controls to minimize the risk that business and corporate activities violate the rules protecting competition in the various countries where it operates. Among the fundamental values of the Company are the principles of fair competition – understood as a market environment that encourages companies to excel in the quality and cost effectiveness of the products and/or services sold/supplied – and compliance with antitrust legislation. Eni’s control system has three phases: prevention, risk monitoring/mitigation and counteracting unlawful conduct. It is designed to minimize the risk that Eni’s business units and subsidiaries engage in anti-competitive conduct, adopt practices that restrict the free market or collude with competing companies. Corporate transactions to increase market share (mergers/acquisitions) are executed after the antitrust authorities of the jurisdictions concerned have been informed. Appropriate remediation plans are formulated in response to any comments received and in compliance with standstill obligations and the prohibition of unlawful exchange of information during the negotiation and due diligence phases. In 2024, no Group company or senior management member was party to disputes for antitrust legislation violations that resulted in a final verdict of conviction. On the reporting date, there was no significant pending antitrust disputes.

• HUMAN RIGHTS. Human rights are at the heart of Eni’s vision as a responsible company and a core component of the organization’s values, culture, and management systems. Eni is committed to respecting human rights in all business activities and places similar expectations on business partners operating on behalf of Eni or who are contracted over the course of Eni’s industrial activities. Eni has adopted a human rights due diligence process that complies with the OECD Guidelines for Multinational Enterprises, including OECD guidelines on Human Rights DD, and the United Nations Guiding Principles on Business and Human Rights (UNGP).

Eni is committed to carrying out Human Rights Due Diligence in its activities and has adopted a model that identifies and assesses risks relating to the potential violation of Human Rights from a dual perspective:

•         The risk of causing (or contributing to causing) actual or potential adverse impacts on Human Rights, with reference to the UNGPs and the OECD Guidelines.

•         The risk of incurring sanctions, significant financial losses, or reputational damage.

Eni assesses the Human Rights potential and actual impacts of its activities on an ongoing basis and identifies specifically tailored strategies and solutions, in the context of an ongoing effort to improve prevention and mitigation of such impacts.

In line with OECD/UNGP guidelines, Eni’s DD on human rights is structured along six steps:

i)                    adoption of a commitment statement, by the top management, upholding respect for human rights and the integration of human rights into company management systems, processes and policies;

ii)                   recognition of value chain stages and business relationships where Eni is most exposed to risks of human rights violation leading to identification of Salient Human Rights Issues for Eni, that are defined based on the business activities, the contexts in which Eni operates and the sharing with relevant local and international stakeholders, through the adoption of a risk-based approach;

iii)                 a risk assessment aiming to identify and evaluate the adverse impacts of the company’s activities on human rights, which foresees the involvement of stakeholders;

iv)                 the design and implementation of measures to prevent, cease or mitigate any adverse impact;

v)                   the verification of the effectiveness of the measures taken;

vi)                 reporting on outcomes and impacts relating to actions undertaken by the company to prevent, cease or mitigate the adverse impact and the measures taken, which targets interested stakeholders and provides useful inputs to improve planning of future company’s activities.

In line with OECD guidelines, Eni has established a mechanism for collecting and evaluating complaints and concerns brought to the Company’s attention through appropriate channels for listening and for the receipt of communications by individuals, communities, or associations of individuals, aimed at ensuring that any possible violations of Human Rights are promptly detected, scrutinized, managed and – where ascertained – remedied.

In the event of alleged Human Rights violation the company provides two schemes of access to the Company:

•         a “Grievance Mechanism”, which includes a set of procedures that Eni makes available for the receipt and treatment of alleged violations, which include the options to lodge, in written or verbal form, complaints or grievances on part of affected stakeholders in relation to the Eni’s business activities and on their management and resolution. Human rights grievances qualified as “significant” entail a specific procedure for their scrutiny and response.

•         “Reporting”, which includes the channels available to employees or third parties to report, even confidentially or anonymously, issues concerning the Internal Control System or alleged violations of the principles stated in Eni’s Code of Ethics, such as business ethics, bullying, harassment, discrimination, and respect for Human Rights.

Eni also cooperates with other non-judicial redress mechanisms, such as the one provided and regulated by the OECD Guidelines and set up at OECD National Contact Points.

Eni is actively committed to reviewing complaints and providing or cooperating to provide remedies for adverse human rights impacts that it may have caused or contributed to, and to make every effort to promote the achievement of the same objective in cases where the impact is directly related to its operations. Eni cooperates actively and in good faith with other access facilities to reach a judicial or non-judicial resolution to open issues. In no case does Eni prohibit potential claimants access to remediation measures. The company is committed to preventing reprisals against workers and other stakeholders for raising human rights concerns. It does not tolerate or contribute to threats, intimidation, reprisals or attacks against human rights defenders and stakeholders involved with its operations.

An integral part of due diligence is the communication of the obtained results. Eni publishes a yearly report “Eni for” sustainability, which includes a dedicated section to human rights reporting to inform and update stakeholders on progress made to address human rights issues.

In 2024, Eni did not receive any final verdict of conviction for violations of laws, regulations or other regulatory institutions relating to human rights, bribery, competition or tax violations. The Company is cooperating actively and in good faith with the OECD National Contact Points to resolve pending Specific Instances.

In conclusion, considering the draft Report “Minimum Safeguards”, Eni believes it complies with the safeguard clause of Article 3, paragraph “c” of the EU Taxonomy Regulation.

Turnover KPI	Financial year 2024			Substantial contribution criteria						DNSH
Economic activities (1)	Code(s) (2)	Absolute Turnover (3)	Proportion of Turnover (4)	Climate Change Mitigation (CCM) (5)	Climate Change Adaptation (CCA) (6)	Water and marine resources (7)	Circular economy (8)	Pollution (9)	Biodiversity and ecosystems (10)	Climate Change Mitigation (CCM) (11)	Climate Change Adaptation (CCA) (12)	Water and marine resources (13)	Circular economy (14)	Pollution (15)	Biodiversity and ecosystems (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned or eligible Turnover year 2023 (18)	Category (enabling activity) (20)	Category (transitional activity) (21)
		m€	%	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
Manufacture of plastics in primary form	CCM 3.17	230	0.3%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.1%		T
Electricity generation using solar photovoltaic technology	CCM 4.1	80	0.1%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.2%
Electricity generation (wind)	CCM 4.3	159	0.2%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.2%
Electricity generation from bioenergy	CCM 4.8	40	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
Storage of electricity	CCM 4.10	1	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	297	0.3%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.7%
Anaerobic digestion of bio-waste	CCM 5.7/CE 2.5	2	0.0%	Y	N/EL	N/EL	N	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
Composting of bio-waste	CCM 5.8/CE 2.5	2	0.0%	Y	N/EL	N/EL	N	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	1	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		812	0.9%	%							Y	Y	Y	Y	Y	Y	%	0	0
Of which Enabling			0.0%														0.0%	E
Of which Transitional			0.3%														0.1%		T
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned)
Recovery of bio-waste by anaerobic digestion or composting	CE 2.5	4	0.0%	EL	N/EL	N/EL	EL	N/EL	N/EL							Y	0.0%
Manufacture of organic basic chemicals	CCM 3.14	1,341	1.5%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	1.4%
Manufacture of plastics in primary form	CCM 3.17	1,421	1.6%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	1.7%
Transmission and distribution of electricity	CCM 4.9	4	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.0%
Manufacture of biogas/biofuels for use in transport	CCM 4.13	219	0.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.1%
High-efficiency co-generation of heat/cool and power from fossil gaseous fuels	CCM 4.30	1,571	1.8%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	2.2%
Construction, extension and operation of waste water collection and treatment	CCM 5.3	20	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.0%
Collection and transport of non-hazardous waste in source segregated fractions	CCM 5.5	1	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.0%
Transport by motorbikes, passenger cars and commercial vehicles	CCM 6.5	24	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.0%
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		4,601	5.2%	%	%	%	%	%	%							Y	%
Turnover of Taxonomy eligible activities (A.1 + A.2)		5,413	6.1%														%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Turnover of Taxonomy-non-eligible activites (B)		83,384	93.9%
TOTAL		88,797	100.0%

Capex KPI	Financial year 2024			Substantial contribution criteria						DNSH
Economic activities (1)	Code(s) (2)	Absolute CapEx (3)	Proportion of CapEx (4)	Climate Change Mitigation (CCM) (5)	Climate Change Adaptation (CCA) (6)	Water and marine resources (7)	Circular economy (8)	Pollution (9)	Biodiversity and ecosystems (10)	Climate Change Mitigation (CCM) (11)	Climate Change Adaptation (CCA) (12)	Water and marine resources (13)	Circular economy (14)	Pollution (15)	Biodiversity and ecosystems (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned or eligible CapEx year 2023 (18)	Category (enabling activity) (20)	Category (transitional activity) (21)
		m€	%	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
Manufacture of plastics in primary form	CCM 3.17	4	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	5.5%		T
Electricity generation using solar photovoltaic technology	CCM 4.1	529	3.4%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	4.4%
Electricity generation (wind)	CCM 4.3	48	0.3%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	1.0%
Electricity generation from bioenergy	CCM 4.8	7	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
Storage of electricity	CCM 4.10	98	0.6%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.2%
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	300	1.9%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	1.6%
Construction, extension and operation of waste water collection and treatment	CCM 5.3	1	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
Underground permanent geological storage of CO2	CCM 5.12	146	0.9%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	1.1%
Transport by motorbikes, passenger cars and commercial vehicles	CCM 6.5	5	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
Infrastructure enabling road transport and public transport	CCM 6.15	82	0.5%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.9%	E
Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	2	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		1,222	7.9%	%							Y	Y	Y	Y	Y	Y	%	0	0
Of which Enabling			0.5%														0.9%	E
Of which Transitional			0.0%														5.5%		T
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned)
Manufacture of hydrogen	CCM 3.10	1	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.0%
Manufacture of organic basic chemicals	CCM 3.14	98	0.6%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.5%
Manufacture of plastics in primary form	CCM 3.17	62	0.4%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.6%
Electricity generation from bioenergy	CCM 4.8	3	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.0%
Transmission and distribution of electricity	CCM 4.9	1	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.0%
Manufacture of biogas/biofuels for use in transport	CCM 4.13	69	0.4%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.6%
High-efficiency co-generation of heat/cool and power from fossil gaseous fuels	CCM 4.30	89	0.6%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.7%
Construction, extension and operation of waste water collection and treatment	CCM 5.3	76	0.5%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.2%
Transport by motorbikes, passenger cars and commercial vehicles	CCM 6.5	14	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.1%
Infrastructure enabling road transport and public transport	CCM 6.15	4	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.0%
Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	2	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.0%
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		419	2.7%	%	%	%	%	%	%							Y	%
Capex of Taxonomy eligible activities (A.1 + A.2)		1,641	10.6%														%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Capex of Taxonomy-non-eligible activites (B)		13,861	89.4%
TOTAL		15,502	100.0%

OpEx KPI	Financial year 2024			Substantial contribution criteria						DNSH
Economic activities (1)	Code(s) (2)	Absolute OpEX (3)	Proportion of OpEX (4)	Climate Change Mitigation (CCM) (5)	Climate Change Adaptation (CCA) (6)	Water and marine resources (7)	Circular economy (8)	Pollution (9)	Biodiversity and ecosystems (10)	Climate Change Mitigation (CCM) (11)	Climate Change Adaptation (CCA) (12)	Water and marine resources (13)	Circular economy (14)	Pollution (15)	Biodiversity and ecosystems (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned or eligible OpEX year 2023 (18)	Category (enabling activity) (20)	Category (transitional activity) (21)
		m€	%	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
Manufacture of plastics in primary form	CCM 3.17	38	0.9%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0,1%		T
Electricity generation using solar photovoltaic technology	CCM 4.1	28	0.7%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	2.2%
Electricity generation (wind)	CCM 4.3	46	1.1%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.6%
Electricity generation from bioenergy	CCM 4.8	10	0.2%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.2%
Storage of electricity	CCM 4.10	1	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	157	3.7%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	1.6%
Anaerobic digestion of bio-waste	CCM 5.7	1	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.1%
Composting of bio-waste	CCM 5.8	1	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.0%
OpEX of environmentally sustainable activities (Taxonomy-aligned) (A.1)		282	6.5%	%							Y	Y	Y	Y	Y	Y	%		0
Of which Enabling			0.0%														0.0%	E
Of which Transitional			0.9%														0.1%		T
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned)
Manufacture of other low carbon technologies	CCM 3.6	8	0.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.2%
Manufacture of organic basic chemicals	CCM 3.14	55	1.3%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	1.4%
Manufacture of plastics in primary form	CCM 3.17	94	2.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	1.7%
Transmission and distribution of electricity	CCM 4.9	3	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.1%
Manufacture of biogas/biofuels for use in transport	CCM 4.13	19	0.4%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.4%
Cogeneration of heat/cool and power from bioenergy	CCM 4.20	9	0.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.3%
High-efficiency co-generation of heat/cool and power from fossil gaseous fuels	CCM 4.30	51	1.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	1.2%
Construction, extension and operation of waste water collection and treatment	CCM 5.3	145	3.4%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	3.5%
Collection and transport of non-hazardous waste in source segregated fractions	CCM 5.5	10	0.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.2%
Underground permanent geological storage of CO2	CCM 5.12	4	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.1%
Transport by motorbikes, passenger cars and commercial vehicles	CCM 6.5	5	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL							Y	0.1%
OpEX of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		403	9.4%	%	%	%	%	%	%							Y	%
OpEX of Taxonomy eligible activities (A.1 + A.2)		685	15.9%														%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
OpEX of Taxonomy-non-eligible activites (B)		3,624	84.1%
TOTAL		4,309	100.0%

Template 1: Nuclear and fossil gas related activities,2024
Row	Nuclear energy related activities	2024
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

No
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

No
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.

No
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	No
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	Yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	No

Template 2: Taxonomy-aligned economic activities (denominator),2024														€ million, except where indicated
Row	Economic activities	Turnover						Capex						Opex
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
2	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
3	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
4	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
5	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0%	0	0%	0	0%	0	0%	0	0%	0	0%	0	0%	0	0%	0	0%
6	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	812	0.9%	812	0.9%	0	0%	1,222	7.9%	1,222	7.9%	0	0%	282	6.5%	282	6.5%	0	0%
8	Total applicable KPI	88,797	100%	88,797	100%	0	0%	15,502	100%	15,502	100%	0	0%	4,309	100%	4,309	100%	0	0%

Template 3: Taxonomy-aligned economic activities (numerator),2024														€ million, except where indicated
Row	Economic activities	Turnover						Capex						Opex
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI
2	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KP
3	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI
4	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI
5	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0%	0	0%	0	0%	0	0%	0	0%	0	0%	0	0%	0	0%	0	0%
6	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	812	100.0%	812	100.0%	0	0%	1,222	100.0%	1,222	100.0%	0	0%	282	100.0%	282	100.0%	0	0%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	812	100.0%	812	100.0%	0	0%	1,222	100.0%	1,222	100.0%	0	0%	282	100.0%	282	100.0%	0	0%

Template 4: Taxonomy-eligible but not taxonomy-aligned economic activities,2024														€ million, except where indicated
Row	Economic activities	Turnover						Capex						Opex
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1

Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

3

Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

4

Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

5	Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1,571	34.1%	1,571	34.1%	0	0%	89	21.2%	89	21.2%	0	0%	51	12.7%	51	12.7%	0	0%
6

Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

7	Amount and proportion of other taxonomy eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	3,030	59.1%	3,030	59.1%	0	0%	330	72.8%	330	72.8%	0	0%	352	87.5%	352	87.5%	0	0%
8	Total amount and proportion of taxonomy eligible but not taxonomy-aligned economic activities in the denominator of the applicable KPI	4,601	100%	4,601	100%	0	0%	419	100%	419	100%	0	0%	403	100%	403	100%	0	0%

		€ million, except where indicated
Template 5: Taxonomy non-eligible economic activities,2024		Turnover		Capex		Opex
Row	Economic activities	Amount	%	Amount	%	Amount	%
1

Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

3

Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

4

Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0%	0	0%	0	0%
6

Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

7	Amount and proportion of other taxonomy non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	83,384	100%	13,861	100%	3,624	100%
8	Total amount and proportion of taxonomy non-eligible economic activities in the denominator of the applicable KPI	83,384	100%	13,861	100%	3,624	100%